April 9, 2013

Mr. Dennis Thompson

Mr. Frank Scibelli

Bad Daddy’s International

By email:  DThompson@fbgrill.com; fscibelli@aol.com; Sean.Fogarty@AGG.com

Dear Dennis & Frank;

This letter will set forth the general terms of our joint venture agreement for the first two Bad Daddy’s Burger Bar restaurants to be developed by BD of Colorado LLC in Colorado.  The terms of this letter will be embodied in a more definitive agreement.

1.

Bad Daddy’s International (“BDI”),  Dennis Thompson and Frank Scibelli, corporately or individually at their discretion shall invest 20% of the total capitalized investment cost and preopening costs of each of the first two Bad Daddy’s restaurants developed by BD of Colorado.  The funds for each restaurant shall be invested in three payments:

a.

 One third upon the signing of a lease by BD of Colorado and within 15 days of the estimated costs submitted to BDI.

b.

One third upon the start of construction and ordering of equipment

c.

One third upon final reconciliation of the final costs of the project

2.

BD Colorado will manage the restaurants and charge the joint venture a 4% G&A fee for all “above-store” expenses.   The G&A fee will be reduced to the percentage of sales that Good Times total G&A and above-store expenses are in proportion to total sales for all company-operated restaurants if such percentage is less than 4%.

3.

BD Colorado will set aside a .5% capex reserve for recurring capex with an annual reconciliation.  Additional capital contributions required will be made on a percentage ownership basis.  Any member not making their required capital contribution will be diluted if the other members contribute such capital.  (Language to be in the JV agreement).

4.

Cash flow will be distributed on a quarterly basis, 20% to BDI and 80% to BD Colorado.

5.

BD Colorado can pledge the JV assets to a loan that collateralizes other BD Colorado assets.

6.

On a sale of a restaurant, proceeds available for distribution (after payment of liabilities) will be distributed first to the respective capital accounts and then in proportion to ownership percentages.    BD Colorado will have the right to sell the JV restaurants in connection with the sale of its ownership interest in Bad Daddy’s restaurants.  The value attributable to the JV restaurants will be proportionate to their cash flow to the total cash flow of all Bad Daddy’s restaurants sold by BD Colorado after subtracting the G&A fee and capex reserve and after any other allocations consistently applied to all of the restaurants.

7.

Good Times Drive Thru Inc. will guarantee the JV restaurant leases for the first five years of each lease.

8.

Good Times and BDI may mutually agree to joint venture additional restaurants developed by BD of Colorado after the first two stores are open, however neither entity will be required to do so.

If this letter correctly sets forth the general terms of the Joint Venture Agreement, please sign where provided.

Good Times Restaurants Inc.

/s/ Boyd E. Hoback

Boyd E. Hoback

President, CEO

Bad Daddy’s International LLC

/s/ Dennis Thompson

Dennis Thompson

/s/ Frank Scibelli

Frank Scibelli

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